Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163511

September 22, 2011

ProShares
The Alternative ETF Company.

Fact Sheet

All data as of 6/30/11

ProShares VIX Short-Term Futures ETF

VIXY

FUND OBJECTIVE

ProShares VIX Short-Term Futures ETF seeks to provide investment results, before fees and expenses, that match the performance of the S&P 500® VIX® Short-Term Futures Index.™

FUND DETAILS

Inception Date	1/3/11
Trading Symbol	VIXY
Intraday Symbol	VIXY.IV
Bloomberg Index Symbol	SPVXSPID
CUSIP	74347W692
Net Assets	$47.74 million
Expense Ratio[2]	0.85%

ABOUT THE FUND

ProShares VIX Short-Term Futures ETF is designed to help investors capitalize on U.S. equity market volatility one month into the future. Investors may also use the fund as a tool to help hedge, or diversify, their portfolios against equity risk, especially in turbulent market conditions. As an ETF, the fund provides volatility exposure in a flexible, accessible and liquid investment.

FUND FUTURES HOLDINGS AS OF 6/30/11

Security Description	Notional Value	Market Value	Shares/Contracts
Futures Contract (July)	$22,656,000	$22,656,000	1280
Futures Contract (August)	$23,962,500	$23,962,500	1278

Holdings are subject to change. ProShares may invest in financial instruments (including derivatives) that, in combination, should have daily return characteristics similar to the index return.

FUND PERFORMANCE HISTORY

	2Q 2011	Year to Date	1-Year	3-Year	5-Year	Since Inception[1]
ProShares VIX Short-Term Futures ETF NAV Total Return	-29.02%	-43.16%	–	–	–	-43.16%
ProShares VIX Short-Term Futures ETF Market Price Total Return	-28.35%	-42.90%	–	–	–	-42.90%
S&P 500 VIX Short-Term Futures Index	-28.62%	-42.83%	–	–	–	-42.83%

PERFORMANCE OF VIXY vs. INDEX DURING 2Q 2011

The following scatter graph charts the daily NAV-to-NAV results of the fund against its underlying index return on a daily basis.



12%
8%
4%
-6%
6%
12%
-4%
-8%
Daily Change in VIXY NAV
Daily Change in Index Return

THE PERFORMANCE REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. *Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by calling 866.776.5125 or visiting proshares.com. Index performance does not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in any index. All index data presented is based on daily price returns for S&P 500 and VIX, and daily total returns for S&P 500 VIX Short-Term Futures Index.*

ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.776.5125, or visit proshares.com.

[1]Since inception returns are cumulative. Market returns are based on the primary market closing price and do not represent the returns you would receive if you traded shares at other times. The first trading date is typically several days after the fund inception date. Therefore, NAV is used to calculate market returns prior to the first trade date. It is not expected that the indexes or funds will generally rise over time. [2]Futures brokerage commissions are currently paid by the sponsor.

VIXY
LISTED
NYSE
ARCA

ProShares
The Alternative ETF Company.℠

Fact Sheet

All data as of 6/30/11

ProShares VIX Short-Term Futures ETF

VIXY

INDEX DESCRIPTION

The S&P 500 VIX Short-Term Futures Index measures the movements of a combination of VIX futures and is designed to track changes in the expectation for the VIX one month in the future.

ADDITIONAL RESOURCES

Visit standardandpoors.com and search for S&P 500 VIX Futures Index Series.

For more information, visit proshares.com or ask your financial adviser or broker.

INDEX HOLDINGS

The CBOE Volatility Index® (VIX®) is a widely followed measure of the expected volatility of the S&P 500.® Since the VIX is not directly investable, VIX futures contracts are often used to achieve exposure to S&P 500 volatility.



July CBOE VIX Futures	54.17%
August CBOE VIX Futures	45.83%

The S&P 500 VIX Short-Term Futures Index maintains an average weighted settlement date of one month in the future by rolling a portion of the position in the first month VIX futures contract into the second month VIX futures contract on a daily basis.

CORRELATION TO S&P 500

Like the VIX, the S&P 500 VIX Short-Term Futures Index historically has been negatively correlated[1] to the S&P 500, making the index a potentially valuable diversifier for a portfolio.

Year	S&P 500 VIX Short-Term Futures Index	CBOE Volatility (VIX) Index
Year to Date	-0.87	-0.85
2010	-0.88	-0.84
2009[2]	-0.83	-0.73
Since Inception[2]	-0.81	-0.74

BETA TO VIX

Historically, the S&P 500 VIX Short-Term Futures Index has generated relatively low beta[3] to the VIX, indicating less sensitivity to price movement.

Year	S&P 500 VIX Short-Term Futures Index
Year to Date	0.45
2010	0.47
2009[2]	0.49
Since Inception[2]	0.47

[1]Correlation is a measure of the strength and direction of a linear relationship between two variables.

[2]The index's inception date is 1/22/2009.

[3]Beta measures an index's price volatility relative to a benchmark or investment. The higher the beta, the greater the price fluctuations.

This ETF is not an investment company regulated under the Investment Company Act of 1940 and is not afforded its protections. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its investment objective. This ETF invests in futures. VIX futures are among the most volatile futures contracts. A fund's exposure to its index may subject that fund to greater volatility than investments in traditional securities, which may adversely affect an investor's investment in that fund. VIX futures indexes are mean reverting; funds benchmarked to them should not be expected to appreciate over extended periods. Due to defined time periods and other features, VIX futures indexes and VIXY can be expected to perform differently than the VIX. **This ETF is not suitable for all investors.** This fund may have different tax implications and generate a K-1 tax form. This material must be accompanied or preceded by a prospectus.

"Standard & Poor's,®" "S&P,®" "S&P 500,®" "Standard & Poor's 500,®" and "S&P 500® VIX® Short-Term Futures Index,™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by ProShares. "VIX®" is a trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and CBOE has agreed that S&P may use the "VIX®" trademark in the names of the Indexes as licensed to ProShares. ProShares have not been passed on by S&P or CBOE or their respective affiliates as to their legality or suitability. ProShares are not sponsored, endorsed, sold or promoted by S&P or CBOE or their respective affiliates, and S&P and CBOE and their respective affiliates make no representation regarding the advisability of investing in ProShares. **THESE ENTITIES AND THEIR AFFILIATES MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO PROSHARES.** ProShares are distributed by SEI Investments Distribution Co., which is not affiliated with the fund's sponsor.

© 2011 PCM 2011-2557